UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                          FORM 12b-25


                  NOTIFICATION OF LATE FILING

                                                   SEC File Number 0-7693
                                                   Cusip Number 459858 20 5

[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For the Period Ended: September 30, 2000
                      ------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:____________________________


     Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
         ----------------------

Full Name of Registrant:

INTERNATIONAL MERCANTILE CORPORATION

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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

1625 KNECHT AVENUE

City, State and Zip Code

BALTIMORE, MARYLAND 21227

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Part II - Rules 12b-25(b) and (c)
          -----------------------

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition
           Report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached, if applicable.


Part III - Narrative
           ---------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant's Form 10-QSB could not be filed within the prescribed time period because the results of an independent appraisal regarding the valuation of certain assets material to the financial statements as a whole have not yet been completed. This has prevented the accounting firm from being able to complete its documentation required in the 10-QSB filing.


Part IV - Other Information
          -----------------

(1) Name and telephone number of person to contact in regard to this notification:

       C. Timothy Jewell             (410)           242-5000
       -----------------          -----------    ------------------
            (name)                (area code)    (telephone number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answers no, identify reports(s).

                    [X] Yes          [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [ ] Yes          [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attached Letters {1} from Caruso & Caruso, Certified Public Accountants, P.A. and {2} Itrade Direct.com {appraisers}



INTERNATIONAL MERCANTILE CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2000


INTERNATIONAL MERCANTILE CORPORATION.


By: /s/ C. Timothy Jewell
    ---------------------------------
    C. Timothy Jewell,
    President

November 10, 2000




United States Securities and Exchange Commission
Washington, D.C.   20549


	We are the accountants engaged by International Mercantile Corporation to compile the financial statements for the quarter ended September 30, 2000. The results of an appraisal, which was requested by the Company, regarding the valuation of a stock transaction material to the financial statements as a whole has not yet been completed. As a result, the financial statements have not been issued.


Sincerely,



/s/ Michael A. Caruso

Caruso & Caruso, CPAs', P.A.
Boca Raton, Florida

Salem Securities Corporation               5340 N. Federal Highway, Suite 106
      Investments Since 1986                      Lighthouse Point, FL  33064
                                                               (954) 360-2836
=============================================================================
(888) 783-3100
(954) 360-0419 Fax




                                                 November 10, 2000

Michael Caruso,
Carusoe & Carusoe, CPA
6971 N. Federal Hwy.
Suit 300
Boca Raton, FL  33487

Dear Michael:

You have asked me to give a fair market evaluation for the stock of International Merchantile Corp. (IMTE) for the period of time of August 15-31st, 2000. Currently the stock is selling at a price of $0.75 and due to the general volatility of the market and the very low volume of the stock, I will need to calculate the discounted value based upon an extended period I should have a figure for you by this Friday, November 17th.


Sincerely,

/s/Martin Clancy

Martin Clancy